Exhibit 12(e)

Entergy Texas, Inc. and Subsidiaries
Computation of Ratios of Earnings to Fixed Charges and
Ratios of Earnings to Combined Fixed Charges and Preferred Dividends

	Twelve Months Ended
	December 31,					September 30,
	2010	2011	2012	2013	2014	2015

Fixed charges, as defined:
Total Interest charges	$95,272	$93,554	$96,035	$92,156	$88,049	$85,563
Interest applicable to rentals	3,178	3,497	2,750	1,918	1,782	1,701

Total fixed charges, as defined	$98,450	$97,051	$98,785	$94,074	$89,831	$87,264

Earnings as defined:
Net Income	$66,200	$80,845	$41,971	$57,881	$74,804	$78,290
Add:
Income Taxes	42,383	49,492	33,118	30,108	49,644	47,149
Fixed charges as above	98,450	97,051	98,785	94,074	89,831	87,264

Total earnings, as defined	$207,033	$227,388	$173,874	$182,063	$214,279	$212,703

Ratio of earnings to fixed charges, as defined	2.10	2.34	1.76	1.94	2.39	2.44